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March 31, 2016
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 67702

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: S. Goldman Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

825 Third Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2016
DIVISION OF TRADING & MARKETS

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leonard Rosen & Company, P.C.
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane	New York	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert Feig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of S. Goldman Capital LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUBSCRIBED AND SWORN TO BEFORE ME THIS 24th DAY OF February 2016
BY
NOTARY PUBLIC

Notary Public

Signature

Chief Executive Officer

Title



TOULA LIVANOS
Notary Public - State of New York
NO. 01LI4868263
Qualified in New York County
My Commission Expires

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

S. GOLDMAN CAPITAL LLC

CONTENTS

Independent Auditor's Report

The Members
S. Goldman Capital LLC

We have audited the accompanying financial statements of S. Goldman Capital LLC which comprise the statement of financial condition as of December 31, 2015, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. These financial statements are the responsibility of S. Goldman Capital LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of S. Goldman Capital LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information has been subjected to audit procedures performed in conjunction with the audit of S. Goldman Capital LLC's financial statements. The supplemental information is the responsibility of S. Goldman Capital LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplementary information we evaluated whether the supplementary information, including its form and content is presented in conformity with 17 C.F.R. 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Leonard Rosen + Company, P.C.

New York, NY
February 25, 2016

S. Goldman Capital LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$ 108,704
Receivable from Clearing Broker:	174,484
Securities owned, at market value	1,860,180
Prepaid expenses and other assets	371,137
Total Assets	$ 2,514,505

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses and other liabilities	$ 75,569
Total Liabilities	75,569
Member's equity	2,438,936
Total Liabilities and Member's Equity	$ 2,514,505

This report is deemed CONFIDENTIAL in accordance with rule 17a-5(e)(3) of the Securities Exchange Act.

The accompanying notes are an integral part of these financial statements.

S. GOLDMAN CAPITAL LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2015

1. ORGANIZATION AND NATURE OF BUSINESS

S. Goldman Capital LLC ("SGC") is a limited liability company formed under New York law. SGC is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). SGC is also a member of the Financial Industry Regulatory Authority.

SGC operates primarily as an introducing broker for which it earns commissions, and trading for its own account. SGC also participates in securities offerings, where SGC will act as underwriter or placement agent.

SGC operates under the provisions of SEC Rule 15c3-3 and claims exemption from the requirements of this rule under section (k)(2)(ii) as an introducing firm. SGC does not carry accounts for customers and does not perform custodial functions related to customer securities. SGC has an agreement with a clearing firm that performs those duties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Accordingly, actual results could differ from those estimates.

b) Cash Equivalents

For the purpose of the statement of cash flows, SGC considers demand deposited money market funds to be cash and cash equivalents.

c) Concentration of Credit Risk

SGC maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. SGC has not experienced any losses in such accounts and does not believe it is exposed to any unusual credit risk on these funds.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

d) Due from Clearing Brokers

Due from clearing brokers represents cash and commissions earned as an introducing broker. SGC does not carry accounts for customers or perform custodial functions related to customer securities. SGC is required to maintain a deposit with clearing broker of $25,000, all of which may be used for computing net capital.

e) Securities Transactions

SGC records securities transactions and the related revenue and expense on a trade date basis. Proprietary securities transactions in regular way trades are recorded on a trade date basis, as if they have settled. Marketable securities are valued at their fair market value.

f) Underwriting Fees

Underwriting income include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which SGC acts as an underwriter or placement agent. Underwriting income revenue is recorded when the underlying transaction is completed and the income is reasonably determinable.

g) Investments, at Fair Value

SGC adopted ASC 820, Fair Value Measurements ("ASC 820"), effective January 1, 2008. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).The three levels of the fair value hierarchy under ASC 820 are as follows:

Level 1- Quotes prices (unadjusted) in active markets for identical investments at the measurement date.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

g) Investments, at Fair Value (cont'd)

Level 2- Pricing inputs are other than quoted prices included within Level 1 that are observable for the investment, either directly or indirectly. Level 2 pricing inputs include quoted prices for similar investments in active markets, quotes prices for identical or similar investments in markets that are not active, inputs other than quoted prices that are observable for the investment, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3- Pricing inputs are unobservable for the investment and are based on the Company's own assumptions about the assumptions that a market participant would use, including inputs derived from extrapolation and interpolation that are not corroborated by observable market data.

In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the investment in its entirety falls is determined based on the lowest level input that is significant to the investment in its entirety. Assessing the significance of a particular input to the investment in its entirety requires judgment, and considers factors specific to the investment. The categorization of an investment within the hierarchy is based upon the pricing transparency of the investment and does not necessarily correspond to the Company's perceived risk of that investment.

At December 31, 2015, the Company's investments totaling $1,860,180 are classified within Level 1 as they were traded in active markets. Fair value was calculated based on the quoted market prices at the measurement date.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

h) Income Taxes

No provision has been made for Federal or NYS income taxes since SGC is treated as a partnership under the Internal Revenue Code and NYS Partnership tax law whereby its income will be taxed directly to its members. However, if profitable, SGC is liable for NYC Unincorporated Business Taxes. SGC is not liable for UBT IN 2015. There is no current or deferred provision for UBT due to no current year taxable income for UBT purposes.

In accordance with ASC 740, Income Taxes, SGC is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2015, SGC did not have any unrecognized tax benefits or liabilities. SGC operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

3. SUBORDINATED LOAN

SGC loaned $500,000 in the form of a subordinated borrowing to Vandham Securities Corporation ("Vandham") on October 14, 2014. The term was one year. The subordinated borrowing was repaid to SGC on November 2, 2015.

4. RELATED PARTY TRANSACTIONS

SGC has an expense sharing agreement with S Goldman Advisors LLC ("SGA"), an affiliated entity. The agreement stipulates that certain payroll and related costs and benefits and other overhead costs are to be reimbursed to SGA. SGC is due to pay $64,089 to SGA for the unpaid balance incurred in 2015.

SGC purchased insurance from Armonia Insurance Co. ("Armonia"), an affiliated entity. The $217,406 payment was made in 2015, in respect of 2016.

5. PENSION PLANS- 401 (K) PLAN

SGC provides a qualified 401(k) plan covering substantially all full-time employees who have met certain age and length of service requirements. Eligible employees may elect to contribute a percentage of their salary up to a specified maximum. SGC's voluntary contribution will vary depending on the profitability of SGC. SGC did not record voluntary contributions for 2015.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

SGC's exposure to credit risk associated with non-performance of customers fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy its obligations to SGC and SGC's ability to liquidate the collateral at an amount equal to the original contracted amount. SGC and its clearing firm monitor all accounts on a daily basis to mitigate this risk.

7. COMMITMENTS AND CONTINGENCIES

SGC does not have any commitments or contingencies.

8. NET CAPITAL REQUIREMENT

SGC is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital, as defined, which is the greater of $100,000 or the minimum net capital required based on aggregate indebtedness. At December 31, 2015, SGC's net capital was $1,540,762 which was $1,440,762 in excess of its required net capital of $100,000. SGC's ratio of aggregate indebtedness to net capital was .05 to 1.

9. RESERVE REQUIREMENT COMPUTATION

SGC is registered with FINRA as a broker/dealer exempt from SEC Rule 15c3-3 under section (k)(2)(ii). Therefore, it is not required to compute 15c3-3 reserve requirements.

10. POSSESSION AND CONTROL REQUIREMENTS

SGC is registered with FINRA as a broker/dealer exempt from SEC Rule 15c3-3 under section (k)(2)(ii). Therefore, it is not subject to Possession or Control requirements under SEC Rule 15c3-3.

11. SUBSEQUENT EVENTS

SGC has evaluated and noted no events or transactions that have occurred after December 31, 2015 and through February 25, 2016 that would require recognition or disclosure in the financial statements.